FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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( )	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*

BEAUDOIN,    Bernard       J.
________________________________
         (Last)                (First)         (Middle)

1201 Walnut
________________________________
                         (Street)

Kansas City,                  MO       64106
________________________________
             (City                        (State)        (Zip)

	2. Issuer Name and Ticker or Trading Symbol Great Plains Energy Incorporated (GXP)				4. Statement for Month/Day/ Year 09-06-2002

6. Relationship of Reporting Person(s) to Issuer
                  (Check all applicable)

  X   Director                                                                 ___ 10% Owner

  X   Officer (give title below)                                        ___ Other (specify below)
Chairman of the Board, President and Chief Executive Officer

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)				5 If Amendment, Date of Original (Month/Day/ Year		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date (Month/ Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(1)	09-06-02	09-09-2002	P		12	A	$19.7389	5,461	I	401-k
Common Stock								1,000	D

  Shares acquired through participation in the Company's 401-k Plan.

FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)(2)													110,000	D
Performance Shares(3)													40,000	D

Explanation of Responses:

(2) Options were granted in tandem with stock appreciation rights exercisable automatically in the event of a change in control as defined by the Long-Term Incentive Plan under which they are granted. Options may be exercised with cash or previously-owned shares of Common Stock.

(3) Award of Performance Shares under the Long-Term Incentive Plan. Payment to which Grantee shall be entitled at the end of 2004 upon the performance of certain goals will be equal to the Fair Market Value of the number of shares of the Company's Common Stock equal to the number of Performance Shares earned. Payment will be made in Common Stock unless deemed otherwise.

	/s/Bernard J. Beaudoin	September 10, 2002

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.